OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972)628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 619908304			Page 2 of 17

1.	Name of Reporting Person: Prospect Street High Income Portfolio, Inc.		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,155,224

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,155,224

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,155,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 3 of 17

1.	Name of Reporting Person: Prospect Street Income Shares Inc.		I.R.S. Identification Nos. of above persons (entities only): 36-2765811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 111,940

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 111,940

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 4 of 17

1.	Name of Reporting Person: Highland Legacy Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 619908304			Page 5 of 17

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,352,497

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,352,497

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,352,497

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 6 of 17

1.	Name of Reporting Person: PAMCO Cayman, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 619908304			Page 7 of 17

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,518,779

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,518,779

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,518,779

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 8 of 17

1.	Name of Reporting Person: Highland Select Equity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 119,283

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 119,283

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 9 of 17

1.	Name of Reporting Person: Highland Capital Management Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,748

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 182,748

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 10 of 17

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,822,764

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,822,764

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,822,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 619908304			Page 11 of 17

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,822,764

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,822,764

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,822,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 12 of 17

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,024,326

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,024,326

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,024,326

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004, Amendment No. 4 to Schedule 13D filed with the Commission on April 19, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on September 7, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on September 29, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on October 11, 2005 and Amendment No. 8 to Schedule 13D filed with the Commission on October 14, 2005 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented as follows:
     On October 21, 2005, Mr. James D. Dondero, a member of the Board of Directors (the “Board”) of Motient Corporation (the “Company”), whose principal business is serving as the President of the General Partner of Highland Capital Management, L.P. (“Highland”), sent the attached letter to the other members of the Board, addressing the amended exchange offer by the Company (the “Exchange Offer”), attached as an exhibit to the tender offer of the Company filed with the Commission on October 12, 2005, pursuant to which the Company is seeking to exchange its Series B Cumulative Convertible Preferred Stock (the “Series B Preferred”) for outstanding shares of Series A Cumulative Convertible Preferred Stock of the Company (the “Series A Preferred”). The Exchange Offer amends the initial exchange offer of the Company which was commenced on September 27, 2005 (the “Initial Exchange Offer”), in response to a class action lawsuit (the “Class Action”) that was brought against the Company and certain of its officers and directors to enjoin the Initial Exchange Offer, on behalf of certain of the Reporting Persons and all similarly situated holders of the Series A Preferred. As the Exchange Offer is in direct response to the issues raised by the Class Action, Mr. Dondero’s letter requests that the Board approve the reimbursement of all fees and costs with respect to the Class Action incurred by the holders of the Series A Preferred. Mr. Dondero’s letter also expresses his significant concerns that the Exchange Offer still contains material misstatements and omissions that make it impossible for holders of the Series A Preferred to make a fully informed decision regarding the Exchange Offer. A copy of the letter from Mr. Dondero is attached hereto as Exhibit 99.1.
     In response to the foregoing actions, among others, the Reporting Persons are considering various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such plans or proposals could include acquisitions of additional shares in the open market or otherwise and potentially seeking possible changes in the present Board and management of the Company. In the interim and prior to formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders regarding their concerns about the actions taken by the Company and its management.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to the acquisition on April 15, 2005, of an aggregate of 90,000 shares of the Series A Preferred by Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P., Highland Capital Management Services, Inc. and Highland (collectively, the “Highland Purchasers”) from the Company in a private offering (the “Series A Preferred Offering”), certain of the Reporting Persons own shares of the Series A Preferred that are currently the subject of litigation, which, among other things, seeks the rescission of the Company’s sale of the Series A Preferred.

     In connection with the Series A Preferred Offering, on April 15, 2005, the Highland Purchasers acquired warrants to purchase an aggregate of 33,951 shares of Common Stock from the Company (the “April 2005 Warrants”). The Reporting Persons understand that as a result of the Company’s failure to have a registration statement covering the April 2005 Warrants declared effective by the Commission, the April 2005 Warrants are currently vesting pursuant to their terms. However, due to certain restrictions in the April 2005 Warrants affecting persons beneficially owning more than 9.9% of the Company’s outstanding common stock, the Reporting Persons are currently unable to exercise their April 2005 Warrants.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented as follows:

Exhibit 99.1	Letter of James D. Dondero to the Board of Directors of Motient Corporation, dated October 21, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 21, 2005

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

/s/ James Dondero

James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

PROSPECT STREET INCOME SHARES INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

HIGHLAND LEGACY LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PAMCO CAYMAN, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FOCUS FUND, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND SELECT EQUITY FUND, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

APPENDIX I
     The name of each director and officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)

Highland Capital Management Services, Inc.

James D. Dondero, Director	President

Mark K. Okada, Director	Executive Vice President

Patrick H. Daugherty	Secretary

Todd A. Travers	Assistant Secretary

J. Kevin Ciavarra	Assistant Secretary

David Lancelot	Treasurer

Chad Schramek	Treasurer

Strand Advisors, Inc.

James D. Dondero, Director	President

Mark K. Okada	Executive Vice President

R. Joseph Daugherty	Vice President

Todd A. Travers	Secretary

J. Kevin Ciavarra	Assistant Secretary

Chad Schramek	Treasurer

Prospect Street High Income Portfolio, Inc. and Prospect Street Income Shares Inc.

James D. Dondero, Director	President

Mark K. Okada	Executive Vice President

R. Joseph Daugherty, Director	Senior Vice President

M. Jason Blackburn	Secretary and Treasurer

Michael S. Minces	Chief Compliance Officer

Timothy K. Hui, Director	Associate Provost for Graduate Education of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, Pennsylvania 18966

Scott F. Kavanaugh, Director	Private investments

James F. Leary, Director	Managing Director of Benefit Capital Southwest, Inc., 2006 Peakwood Drive, Garland, Texas 75044

Bryan A. Ward, Director	Senior Manager of Accenture, LLP, 3625 Rosedale, Dallas, Texas 75205